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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-67446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACCESSALPHA WORLDWIDE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 DAVIS STREET, SUITE 201
(No. and Street)

EVANSTON	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert R. LeClercq (847) 475-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Dr. , 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert R. LeClercq, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHAUNTE KING
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 14, 2019

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESSALPHA WORLDWIDE, LLC

TABLE OF CONTENTS

DECEMBER 31, 2015

PAGE

FGMK
ASSURANCE ▪ TAX ▪ ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
AccessAlpha Worldwide LLC

We have audited the accompanying statement of financial condition of AccessAlpha Worldwide LLC as of December 31, 2015. This financial statement is the responsibility of AccessAlpha Worldwide LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of AccessAlpha Worldwide LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
February 26, 2016

FGMK, LLC
2801 Lakeside Drive, 3rd Floor • Bannockburn, IL 60015 • 847 374 0400
333 W. Wacker Drive, 6th Floor • Chicago, IL 60606 • 312 818 4300 • fgmk.com

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	26,080
Accounts receivable, less allowance for doubtful accounts of $96,760		874,069
Furniture equipment and leasehold improvements net of accumulated depreciation and amortization of $131,778		5,785
Prepaid expenses		16,600
Security deposits		13,035
TOTAL ASSETS	$	935,569

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Deferred rent		2,181
Members' Equity:		933,388
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	935,569

CONFIDENTIAL

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – ORGANIZATION and NATURE OF BUSINESS

AccessAlpha Worldwide LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and with the Financial Industry Regulatory Authority (FINRA). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from three major sources: Introductory Fees – compensation earned in exchange for making qualified introduction to prospective institutional investors; Project Fees – compensation earned pursuant to market research or development of marketing materials or presentation messages; and Commission Income.

The Company does not hold any securities or funds of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains a checking account with a banking institution. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2015.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive; hold customer funds or safe keep customer securities.

Revenue Recognition and Receivables

The Company records revenue when earned by the Company pursuant to the terms of agreements entered into with its customers. Some earned revenue such as Introductory Fees may be subject to certain uncontrolled future events and the Company maintains a reserve to reflect for the uncertainty.

Fixed Assets

Fixed assets consist of furniture, equipment and leasehold improvements which are recorded at cost and depreciated over their useful lives using the straight-line method. The Company depreciates the furniture over a seven-year life; the equipment over a five-year life; and the leasehold improvements over the lease term. The Company assumes there is no salvage value for any of the assets.

Deferred Rent

On October 8, 2012, the Company re-negotiated its office lease which provided for three months abated rent (April 2013, May 2013, and June, 2013). The financial benefit of the abated rental cost is allocated over the thirty-nine month rental period (April 1, 2013 through June 30, 2016).

Basis of Accounting and Income Taxes

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America; while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's members pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law, and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Partner Compensation

The Company determines compensation to its partners based on an agreement among the partners.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through February 26, 2016, which is the date the financial statements were available for issue.

NOTE 3 – CONCENTRATION OF RISK

Concentration of Business Risk – due to the size of the Company, AccessAlpha Worldwide LLC concentrates its business to a small number of customers. The terms and length of rendered service and relationship largely depends on the operational projects of the customer. During 2015, 100% of the Company's revenue was derived from six customers.

Concentration of Credit Risk – Due to the nature of the Company's business, and because the Company does not hold funds of customers or clear investment transactions of its customers, the Company believes it does not have any credit risk.

NOTE 4 – FAIR VALUE DISCLOSURE

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs – quoted prices in active markets for identical assets or liabilities at the reporting date.
Level 2 – Inputs – other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.
Level 3 Inputs – unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimations.

At December 31, 2015, the Company's had no assets or liabilities that were measured at fair value using the fair value hierarchy. Substantially all of the Company's assets and liabilities, with the exception of furniture, equipment and leasehold improvements are considered financial instruments and are either at fair value, or at carrying amounts that approximate fair value because of the short maturity of the investments.

NOTE 5 – ACCOUNTS RECEIVABLE AND RESERVE

During 2013, the Company earned a $1,900,000 Introducing Fee from a customer payable over a period of 12 quarters (later extended to a total of 20 quarters). The balance of the receivable prior to any reserve is $970,829 as of December 31, 2015.

The collection of the entire Introducing Fee is payable upon two qualified investors not defaulting on funding their committed amounts over a defined four-year period and the customer fulfilling its anticipated projects over the same period. That contingency has been satisfied. Notwithstanding the Company believes the anticipated projects will be fully funded and completed, the Company acknowledges uncertainties may take place during the four-year time period which could result in the Company not collecting the entire earned Introducing Fee. Management estimates the likelihood of not collecting its Fee to be ten percent and has established a reserve for this possibility. As of December 31, 2015 no default has occurred.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum $5,000 net capital (as defined) or 6 2/3 percent of "aggregate indebtedness" whichever is greater and requires that the ratio of aggregated indebtedness to net capital not to exceed 15 to 1 as these terms are defined. At December 31, 2015, the Company had net capital of $26,080 of which $21,080 was in excess of its required net capital. At December 31, 2015, the Company's aggregate indebtedness to net capital ratio was 0 to 1.

The minimum capital requirements may effectively restrict the withdrawal of members' equity.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Office Lease –

On October 8, 2012, the Company entered into an agreement to extend its office lease (was to expire on March 31, 2013) for 39 months commencing on April 1, 2013 and ending on June 30, 2016. The agreement calls for monthly base rent (increased each April first) in addition to a proportionate share of the increase in real estate tax and operating expenses over the base year 2013. The first three months base rent is to be abated. The Company has placed a $ 5,075 security deposit.

Approximate future annual minimum office lease payments are as follows:

2016	29,662

On March 1, 2015, the Company entered into a sublease agreement for 28 months. The agreement calls for the Company to receive monthly payments of $850. The lease has an option whereby the term can be reduced or extended by mutual agreement with 3 months notice. The related income is net with occupancy costs on the Statement of Operations.

Vehicle Lease –

On January 27, 2012, the Company entered into a lease agreement for 54 months commencing on February 1, 2012 and ending on July 31, 2016. The agreement calls for monthly base payments of $1,278 in addition to applicable sales tax. At the end of the lease, the Company is required to return the vehicle to the lessor; the lease does not provide for a purchase option. The lease is treated as an operating lease and payments are expensed as paid.

Approximate future annual minimum auto lease payments are as follows:

2016	8,946

On July 30, 2013, the Company entered into a license agreement with The United Center commencing September 1, 2013 and ending August 31, 2018. The base license fee is $ 17,250 per year.

NOTE 8 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

ACCESSALPHA WORLDWIDE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

Filed as public information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934